

January 20, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

RE:     Tidal Trust II
        Issuer CIK:        0001924868
        Issuer File Number:      811-23793/333-264478
        Form Type:      8-A12B
        Filing Date:      January 20, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Defiance Daily Target 2X Long NOK ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications